UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

STONERIDGE, INC.

(Exact name of registrant as specified in its charter)

Ohio	001-13337	34-1598949
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer Identification No.)
incorporation or organization)

9400 East Market Street, Warren, Ohio	44484
(Address of principal executive offices)	(Zip Code)

(330) 856-2443

Registrant’s telephone number, including area code

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Mineral Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Stoneridge, Inc. (“Stoneridge” or the “Company”) evaluated its product lines across its four reportable segments, and in good faith determined that certain products it manufactured or contracted to manufacture in 2013 contained tantalum, tin, tungsten and/or gold (collectively “Conflict Minerals”). These Conflict Minerals are necessary to the functionality or production of certain Stoneridge products, and therefore are required to be reported in this specialized disclosure report.

The Company does not purchase Conflict Minerals directly from smelters or mines. As such, a reasonable country of origin inquiry of our direct suppliers was conducted regarding the presence of Conflict Minerals in products, components or parts purchased and designed due diligence procedures were performed to determine whether these Conflict Minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country or arose from recycled or scrap sources.

Based upon the results of the due diligence performed for the year ended December 31, 2013, Stoneridge is unable to exclude the presence of Conflict Minerals (as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”)) in certain of its products or to determine the origin of any Conflict Minerals used in its manufactured products.  Accordingly, Stoneridge cannot exclude the possibility that some of its products contain Conflict Minerals which may have originated in the DRC or an adjoining country (as defined in Section 1502 of the Dodd-Frank Act).  As a result, the Company is filing a Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Item 1.02	Exhibits

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at: www.stoneridge.investorpass.com/corporategovernance

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Stoneridge, Inc.

Date: June 2, 2014	/s/ George E. Strickler
George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

Exhibit Index

1.02	Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD